Filed by Adit EdTech Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Griid Holdco LLC

Commission File No. 001-39872

The following communication was posted by David Shrier on LinkedIn:

[Posted on November 30, 2021]

I am pleased to announce that less than a year since our IPO, $ADEX has signed a definitive agreement with what I believe to be an exceptional carbon-free bitcoin mining company: GRIID Infrastructure.

See press release at the link below:

https://lnkd.in/efPRpmVC

An investor presentation and other important disclosures are available in our 8K filing on SEC.gov, at: https://lnkd.in/ezMNCjtb

(This announcement relates to a proposed transaction between Adit EdTech and GRIID. This announcement is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GRIID, the combined company or Adit EdTech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Adit EdTech intends to file a proxy statement with the SEC. A proxy statement will be sent to all Adit EdTech stockholders. Adit EdTech also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Adit EdTech are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Please review the disclaimers carefully and other important information found in the press release and investor presentation. Securities filings can be found on SEC EDGAR at www.sec.gov)

Additional Information and Where to Find It

This communication relates to a proposed transaction between Adit EdTech Acquisition Corp. (“Adit EdTech”) and Griid Holdco LLC (“GRIID”). This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GRIID, the combined company or Adit EdTech, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Adit EdTech intends to file a Registration Statement on Form S-4 containing a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). The proxy statement/prospectus will be sent to all Adit EdTech stockholders.

Adit EdTech also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Adit EdTech are urged to read the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Adit EdTech through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

GRIID, Adit EdTech and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Adit EdTech’s directors and executive officers is available in Adit EdTech’s Annual Report on Form 10-K for the year ended December 31, 2020 filed with the SEC on April 15, 2021. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication may include “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements express a belief, expectation or intention and are generally accompanied by words that convey projected future events or outcomes such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would” or by variations of such words or by similar expressions. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Adit EdTech’s securities, (ii) the risk that the transaction may not be completed by Adit EdTech’s business combination deadline and the risk that Adit EdTech may not obtain an extension of the business combination deadline if sought by Adit EdTech, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Adit EdTech and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on GRIID’s business relationships, operating results, and business generally and on Adit EdTech’s stock price, (vii) risks that the proposed transaction disrupts current plans and operations of GRIID and potential difficulties in GRIID employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against GRIID or against Adit EdTech related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of Adit EdTech’s securities on a national securities exchange, (x) the price of Adit EdTech’s securities, which may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Adit EdTech plans to operate or GRIID operates, variations in operating performance across competitors, changes in laws and regulations affecting Adit EdTech’s or GRIID’s business, and changes in the combined capital structure (xi) GRIID’s inability to implement its business plan or meet or exceed its financial projections, (xii) changes in general economic conditions, including as a result of the COVID-19 pandemic, and (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. We refer you to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Adit EdTech’s Annual Report on Form 10-K for the year ended December 31, 2020, and other filings made with the SEC and that are available on the SEC’s website at www.sec.gov. All of the forward-looking statements made in this communication are expressly qualified by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on GRIID, Adit EdTech or their respective businesses or operations. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this communication. These forward looking statements speak only as of the date of this communication. Except as required by law, neither GRIID nor Adit EdTech undertakes any obligation, and specifically declines any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.